EnerNorth Industries Inc.

EnerNorth Reports on First Quarter Results, Annual and Special Shareholder Meeting of Shareholders and the Appointment of an Independent Director

Toronto, Canada - November 14, 2005 - EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that it has filed its unaudited consolidated financial statements, management’s discussion and analysis for the first quarter ended September 30, 2005 expressed in Canadian dollars. Below is a summary of financial and operational highlights for the first quarter ending September 30, 2005. For full details of EnerNorth’s unaudited interim financial results and management’s discussion and analysis please visit www.sedar.com or www.sec.gov. Effective February 1, 2005, the Company divested of its interest in its Industrial & Offshore Division, which has been accounted for as discontinued operations for the purpose of financial presentation.

SUMMARY	For the Three Month Period Ending
	September 30, 2005	September 30, 2004	% Change
FINANCIAL INFORMATION:
Oil and gas revenue	$325,247	$211,236	54%
Less: royalties	38,165	47,826	-20%
Net revenue	287,082	163,410	76%
Net Income (loss) from operations before discontinued operations	(4,609)	(213,735)	-98%
Income and gain on disposition of discontinued operations
Net Income (loss) for the year	(4,609)	89,198	-105%
Net Income (loss) from continuing operations per share	(0.001)	(0.05)	-98%
Net Income (loss) per share	(0.001)	0.02	-106%
Total assets	16,063,026	21,483,870	-25%
Total financial liabilities	8,987,661	14,202,888	-37%
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	231	171	35%
Natural gas liquids (bbls per day)	13	5	172%
Crude oil (bbls per day)	11	1	820%
Total (boe per day)	62	34	80%
Average Commodity Prices
Natural gas ($/mcf)	$9.73	$6.07	60%
Natural gas liquids ($/bbl)	$47.01	$37.95	24%
Crude oil ($/bbl)	$68.30	$55.91	22%
Total ($/boe)	$57.67	$37.29	55%
Royalties
Natural gas ($/mcf)	$0.98	$1.77	-45%
Natural gas liquids ($/bbl)	10.84	$19.83	-45%
Crude oil ($/bbl)	$4.95	$4.92	1%
Total royalties ($/boe)	$6.77	$11.72	-42%
Production costs
Natural gas ($/mcf)	$3.36	$2.77	21%
Natural gas liquids ($/bbl)	$5.71	$10.94	-48%
Crude oil ($/bbl)	$24.07	$35.82	-33%
Total production costs ($/boe)	$17.81	$16.52	8%
Netback by Product
Natural gas ($/mcf)	$5.39	$1.53	253%
Natural gas liquids ($/bbl)	$30.46	$7.18	324%
Crude oil ($/bbl)	$39.28	$15.17	159%
Netback ($/boe)	$33.09	$9.05	266%

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

Annual and Special Meeting of Shareholders
EnerNorth is pleased to announce that at an Annual and Special Meeting of Shareholders held today, all resolutions were carried.

Appointment of Director
In addition, the Company is pleased to announce the appointment of Mr. Hagen Gocht, B.A. as an independent director to the board of EnerNorth. Mr. Gocht was appointed by the directors immediately following the Company’s Annual and Special Meeting of Shareholders.

Other News
On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment against the Company was enforceable in Ontario (with costs). The Company filed notice of appeal of the August 2, 2005 ruling and the appeal date has been set for April 10, 2006.

About EnerNorth Industries Inc.
EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

Suite 1502, 1 King Street West, Toronto, Ontario, M5H 1A1 Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com